July 25, 2006 VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mark P. Shuman, Esq.

Re:	SS&C Technologies, Inc. Registration Statement on Form S-4 Filed June 19, 2006 File No. 333-135139
Ladies and Gentlemen:
     On behalf of SS&C Technologies, Inc. (“SS&C” or the “Company”), submitted herewith for filing is Amendment No. 1 to the Registration Statement referenced above (the “Amendment”).
     The Amendment is being filed in response to comments contained in the letter dated July 14, 2006 (the “Letter”) from Mark P. Shuman, Esq. of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to William C. Stone of the Company. The comments and the responses are set forth below and are keyed to the sequential numbering of the comments and the headings used in the Letter and are based in all respects on information provided to Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”) by representatives of the Company. In addition, the Amendment contains disclosure of certain updated information.
Form S-4
General
1.	Please confirm that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-l(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.
Response:	The Company confirms that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-l(a) and that the

Securities and Exchange Commission
July 25, 2006

expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.
2.	We refer you to the immediately preceding comment. As currently drafted, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what may ultimately be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that your offer will be open at least through midnight on the twentieth business day. See Rule 14d-l(g)(3).
Response:	The Company confirms that the offer will be open at least through midnight on the twentieth business day.
Summary of the Terms of Exchange Notes, page 13
3.	You disclose on page 13 that the notes are guaranteed by your existing and future subsidiaries that are obligors under any of our indebtedness. You also disclose on page 97 that the notes are unconditionally guaranteed on a senior subordinated basis by the Guarantors and your financial statements include the financial statements of Financial Models Company. In this regard, your prospectus does not state that the guarantees are “full,” as well as unconditional. Accordingly, to the extent that the guarantees of your subsidiaries are “full” and unconditional, please revise. Otherwise, please advise of the basis of your belief that the presentation of separate financial statements of each of your subsidiaries is not currently required. See Rule 3-10 of Regulation S-X.
Response:	The Company confirms that the guarantees are “full and unconditional” and has added disclosure to that effect on pages 13, 97, F-32 and F-50 of the Amendment.
Cautionary Note Regarding Forward-Looking Statements, page 27
4.	We note your reference to Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. The Private Securities Litigation Reform Act does not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please eliminate any reference to the safe harbor and the Act. See also Q&A No. 2 in Section I.M. of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov.
Response:	The Company has removed references to the Private Securities Litigation Reform Act from the Amendment.

Securities and Exchange Commission
July 25, 2006

The Exchange Offer, page 84
Expiration Date; Extensions; Amendments, page 87
5.	We note that you reserve the right to delay accepting any old notes until confirmation that they have been properly tendered. Please note that payment may only be delayed in anticipation of governmental regulatory approvals, not to effect general legal compliance. Also, you may not delay payment while you wait to satisfy an offer condition. Please revise the example cited above and your disclosure elsewhere in the document where similar disclosure is presented.
Response:	The Company has revised the disclosure on page 87 of the Amendment in response to the Staff’s comment.
6.	You disclose on page 87 that you will give oral or written notice of extension or termination to the exchange agent. Similarly, you disclose on page 88 that you will give oral or written notice of any extension or termination as promptly as practicable. Please advise how oral and/or written notice of any extension to the exchange agent is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of 14e-l(d).
Response:	The Company has revised the disclosure on pages 87 and 88 of the Amendment to address the Staff’s comment and the requirements of Rule 14e-l(d).
Conditions to the Exchange Offer, page 87
7.	An exchange offer may only be subject to conditions that are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please revise your disclosure to avoid the reference to “threatened” actions, as it is unclear how this could be objectively determined.
Response:	The Company has revised the disclosure on page 88 of the Amendment in response to the Staff’s comment.
Certain U.S. Federal Income Tax Considerations, page 143
8.	You are required to furnish a description of the material federal tax consequences of the transaction, rather than “certain” federal tax consequences. Revise the heading of this section to delete the word “[c]ertain” from the heading, and to clarify that this section addresses the material tax consequences of this transaction.

Securities and Exchange Commission
July 25, 2006

Response:	The Company has revised the tax discussion in response to the Staff’s comment. Please see pages 12 and 143 of the Amendment.
9.	We note your disclosure that the summary beginning on page 143 does not purport to be a complete analysis of all potential tax effects. Disclaimers of this type are inconsistent with the requirement that all material information be provided in your Offer material. Please revise.
Response:	The Company has revised the disclosure on page 143 of the Amendment in response to the Staff’s comment.
SS&C Technologies, Inc. and Subsidiaries, page F-2
Notes to Consolidated Financial Statements
10.	Confirm and disclose that all the Guarantor Subsidiaries are “100% Owned” by you. See Rule 3-10(i)(8)(i) of Regulation S-X. The disclosure in your notes should be revised to indicate that the guarantees are “full and unconditional”. See Rule 3-10(i)(8)(ii) of Regulation S-X. In addition, revise to disclose any significant restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries by dividend or loan. See Rule 3-10(i)(9) of Regulation S-X.
Response:	The Company confirms that (i) the Guarantor Subsidiaries are “100% Owned” by the Company, (ii) the guarantees are “full and unconditional” and (iii) there are no significant restrictions on the ability of the Company or any Guarantor to obtain funds from its subsidiaries by dividend or loan. Please see the revised disclosure on pages F-32 and F-50 of the Amendment.
11.	Confirm that you have complied with Rule 3-10(i)(3) & (4) of Regulation S-X. That is, the parent company column should present investments in all subsidiaries under the equity method and the parent company’s basis shall be “pushed down” to the applicable subsidiary columns to the extent that push down would be required or permitted in separate financial statements of the subsidiary.
Response:	The Company confirms that it has complied with Rule 3-10(i)(3) & (4) of Regulation S-X. The parent company column (SS&C column) presents the investments in all the Company’s significant subsidiaries under the equity method of accounting. The parent company’s basis has been pushed down to all of the Company’s significant subsidiaries and is reflected in the applicable subsidiary columns to the extent that push down would be required in the separate financial statements of the subsidiary. In this regard, the

Securities and Exchange Commission
July 25, 2006

Company has revised the Supplemental Guarantor Condensed Consolidated Financial Statements in Note 18 to the Company’s annual financial statements to display clearly the intercompany balances by separating them from the “Goodwill, intangible assets and other” line items on the balance sheets. In addition, the Company did the following to correct errors that were identified while assessing the Staff’s comment:

1.	Corrected the presentation in the statement of operations of an intercompany dividend received by the Company from one of its wholly owned subsidiaries.

2.	Reclassified in the statement of cash flow the equity in net income of subsidiaries and other intercompany transactions into correct columns.
The Company has evaluated the revisions in 1 and 2 above under SAB 99, “Materiality”, and has concluded that these revisions are not material individually or in the aggregate. The Company is making these revisions because the Registration Statement on Form S-4 is not yet final and effective.
Part II
Item 21. Exhibits and Financial Statement Schedules, page II-5
12.	Exhibit 5.1 expresses no opinion as to the laws of any state or jurisdiction other than the State of New York, the General Corporation Law of the State of Delaware and the federal laws of the United States of America. Please confirm in writing that the reference and limitations to “Delaware General Corporate Law” includes the statutory provisions and also the applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. See Current Issues and Rulemaking Projects Outline, November 14, 2000.
Response:	We respectfully draw the Staff’s attention to WilmerHale’s transmittal letter with the initial filing of the Company’s Registration Statement on Form S-4, confirming that the reference and limitations to “Delaware General Corporate Law” include the statutory provisions and also the applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.
13.	Exhibit 5.1 references Exhibits 5.2 and 5.3 to the Registration Statement and counsel states that it has “assumed such matters.” Please identify the legal conclusions that Wilmer Cutler Pickering Hale and Dorr relied upon, as expressed in Exhibits 5.2 and 5.3, in reaching its conclusion that the guarantees of the Connecticut and New Jersey guarantors “will be valid and binding obligations.” In this regard, tell us why counsel has not expressly relied upon Exhibits 5.2 and 5.3 in making its determination. Also, in light of the fact that Exhibit 5.1 has been filed with the purpose of opining on whether the guarantees are binding obligations on OMR Systems Corporation and Open Information Systems, tell us how Wilmer Cutler Pickering Hale and Dorr’s opinion makes this finding without addressing matters of New Jersey and Connecticut law, respectively.
Response:	WilmerHale has revised Exhibit 5.1 to state that it has relied solely upon Exhibits 5.2 and 5.3 with respect to the authority of the Connecticut and New Jersey guarantors, respectively, to execute and deliver the indenture and the guarantees. WilmerHale respectfully submits to the Staff that it

Securities and Exchange Commission
July 25, 2006

can opine as to the binding obligations of the Connecticut and New Jersey guarantors without addressing matters of Connecticut or New Jersey law because the indenture and related guarantees (which, per Exhibits 5.2 and 5.3, the Connecticut and New Jersey guarantors have the authority to enter into) are to be governed in accordance with the laws of the State of New York, without giving effect to the applicable principles of conflicts of law to the extent that the application of the laws of another jurisdiction would be required thereby. WilmerHale, in turn, is opining as to the laws of the State of New York with respect to questions of enforceability.
14.	In Exhibit 5.2 counsel assumes without any independent investigation that “(e)ach party to the Notes Documents is duly organized, validly existing and in good standing under the law of its jurisdiction of formation.” Although we will not object to this assumption, if it is limited to entities other than Open Information Systems, with respect to that company, the assumption appears to effectively assume the factual and legal matters would need to be evaluated to render the legal conclusion that the opinion should address. Please revise or advise.
Response:	Day, Berry & Howard LLP (“DBH”) has revised Exhibit 5.2 in response to the Staff’s comment.
15.	With respect to numbered paragraph 2 of Exhibit 5.2, please identify the statutes and regulations of the state of Connecticut that are violated by the Notes Documents, or any of the schedules or exhibits thereto. If there are no such violations, please explain the purpose and effect of the referenced paragraph of the opinion.
Response:	DBH has revised Exhibit 5.2 in response to the Staff’s comment.
16.	We refer you to the last paragraph of Exhibit 5.3. More specifically, we note that this paragraph prohibits the reliance by anyone other than SS&C. This limitation appears to be inappropriate, as the legality opinion has been filed as an exhibit to a publicly filed document that contains an express consent regarding its use. Also, as noted in comment 13 above, it appears that Exhibit 5.1 is relying upon the matters set forth in this opinion. Therefore, this limitation appears to preclude Wilmer Cutler Pickering Hale and Dorr from relying upon this legality opinion regarding matters of New Jersey law that are needed to render its opinion.
Response:	Fox Rothschild LLP has revised Exhibit 5.3 in response to the Staff’s comment.

Securities and Exchange Commission
July 25, 2006

     The Company respectfully requests the Staff’s prompt review of the Amendment. Please telephone the undersigned (617-526-6062) or John A. Burgess of this firm (617-526-6418) with any questions concerning this filing.
Best regards,
/s/ James R. Burke
James R. Burke